Exhibit 2.1

ASSET PURCHASE AGREEMENT

BY AND AMONG

CERTEGY CHECK SERVICES, INC.,

GLOBAL PAYMENTS GAMING SERVICES, INC.,

AND

GLOBAL PAYMENTS INC.

September 30, 2014

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this "Agreement") is entered into as of September 30, 2014 by and among CERTEGY CHECK SERVICES, INC., a Delaware corporation ("Seller"), GLOBAL PAYMENTS GAMING SERVICES, INC., an Illinois corporation ("Buyer") and GLOBAL PAYMENTS INC., a Georgia corporation ("Parent").

RECITALS

A.    Seller owns certain assets used in connection with the business of providing check and ACH warranty services (including personal and payroll check cashing, rolling limit programs and acceptance of electronic checks and ACH electronic debits) to licensed gaming operators in the United States of America and Native American reservations within its borders (in each case as currently conducted by Seller, the "Business").

B.    Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, the Purchased Assets (as defined below) on the terms and conditions set forth herein.

C.    Parent shall be a party to this Agreement for the limited purpose of providing a guarantee for the performance and payment obligations of Buyer under this Agreement, as provided in the Parent Guarantee included above the Parent's signature block at the end of this Agreement.

AGREEMENTS

Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the parties agree as follows:

1.	Purchase and Sale of Purchased Assets; Closing.
1.01    Certain Definitions. For purposes of this Agreement:

(a)"Affiliate" means, with respect to any Person, another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, (with "control" for such purpose meaning the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person whether through ownership of voting securities or voting interests, by contract or otherwise).

(b)"Assignment and Assumption Agreement" means an assignment and assumption agreement substantially in the form attached as Exhibit A.

(c)"Assumed Contracts" means the contracts set forth on Schedule 1.01(c), provided that any contract entered into between Seller or its Affiliates and a customer between the date of this Agreement and the Closing for the provision of services in connection with the Business shall, as of Closing, be considered an Assumed Contract for the purposes of this Agreement and shall be included in a Supplement to Schedule 1.01(c).

(d)"Bill of Sale" means a bill of sale substantially in the form attached as Exhibit B.

(e)"Business Day" means any day, other than a Saturday or Sunday, on which the principal commercial banks in New York, New York are open for commercial banking business during normal banking hours.

(f)"Closing" means the date of the closing of the purchase and sale of the Purchased Assets, as provided in section 1.06.

(g)"Code" means the Internal Revenue Code of 1986.

(h)"Designated Employees" means the individuals listed on Schedule 1.01(h).

(i)"DOJ" means the U.S. Department of Justice Antitrust Division.

(j)"Encumbrance" means any mortgage, pledge, lien, conditional sale agreement, security title, encumbrance or other charge.

(k)"FTC" means the U.S. Federal Trade Commission Bureau of Competition.

(l)"GAAP" means generally accepted accounting principles as applied in the United States.

(m)"Governing Documents" means, with respect to any Person (other than an individual): (i) the certificate or articles of formation, incorporation or organization and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (ii) all by-laws, voting agreements and similar documents, instruments or agreements relating to the organization or governance of such Person.

(n)"Government Authority" means any federal, provincial, state, local or non-U.S. government, any governmental, regulatory or administrative authority, agency, bureau or commission or any court, tribunal or judicial or arbitral body.

(o)"HSR Act" means the Hart Scott Rodino Antitrust Improvements Act of 1976.

(p)"HSR Filings" means pre-merger notification and report forms under and in compliance with the HSR Act.

(q)"Knowledge" means the actual knowledge of a particular fact or other matter by Jim Johnson, Srikanth Kothur, Julie Garr, John Crawford, Scott Stiegler and/or Lynn Cravey.

(r)"Law" means any law, statute, ordinance, rule or regulation of any Government Authority.

(s)"Losses" of a Person means any and all losses, liabilities, damages, claims, awards, judgments, costs and expenses (including reasonable attorneys' fees) actually suffered or incurred by such Person.

(t)"Material Adverse Effect" means any material adverse change, event, circumstance with respect to, or material adverse effect on, the Purchased Assets, provided, however, that none of the following by itself constitute a Material Adverse Effect: (i) changes that are the result of factors generally affecting the industries or markets in which Seller operates; (ii) any adverse change, event or circumstance arising out of or resulting from actions contemplated by the parties in connection with this Agreement including the pendency or announcement of the Transactions or any delays or cancellations (including failures to renew) of services or losses of employees, vendors or customers (other than any such change, effect or circumstance resulting from a breach by Seller of its obligations under this Agreement or any Assumed Contract); (iii) changes in Laws or GAAP or the interpretation thereof; (iv) any action taken at the written request of Buyer or any of its Affiliates; (v) any failure to meet any projection or forecast prior to the Closing or to retain the employment of the Designated Employees prior to Closing; (vi) changes in the national, regional or world economy or capital or financial markets; or (vii) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement.

(u)"Permit" means any license, permit, approval, authorization, registration or certification of any Government Authority.

(v)"Permitted Encumbrance" means any Encumbrance: (i) relating or imposed pursuant to taxes, fees, assessments or other governmental charges which are not delinquent or remain payable without penalty or the amount or validity of which is being contested in good faith; (ii) which are not, individually or in the aggregate, material in character, amount or extent and which do not materially detract from the value or materially interfere with the present or presently contemplated use of the assets subject thereto or affected thereby or which will not otherwise have, individually or in the aggregate, a Material Adverse Effect.

(w)"Person" means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity or group.

(x)"Preliminary Purchase Price" shall mean Two Hundred Thirty Six Million Five Hundred Thousand Dollars ($236,500,000.00).

(y)"Purchase Price" shall mean the Preliminary Purchase Price as adjusted pursuant to Schedule 1.01(y). The Purchase Price shall in no event be adjusted more than 10% higher or lower than the Preliminary Purchase Price.

(z)"Purchased Assets" means the Assumed Contracts and the Tangible Assets.

(aa)"Tangible Assets" means the tangible assets set forth on Schedule 1.01(aa).

(ab)"Transactions" means the transactions contemplated by this Agreement.

1.02    Transfer of Purchased Assets. Subject to the terms and conditions of this Agreement, Buyer agrees to purchase from Seller, and Seller agrees to sell or cause to be sold to Buyer, all of Seller's right, title and interest in and to the Purchased Assets, to the extent legally transferable.

1.03    Retained Assets. No assets other than the Assumed Contracts and the Tangible Assets will be included in the Purchased Assets, and all such other assets of Seller will be "Retained Assets." For the avoidance of doubt, the Retained Assets include the Purchase Price, Seller's franchise to be a corporation, Seller's Governing Documents, all books and records of Seller (excluding the Assumed Contracts), all cash and cash equivalents (except where pursuant to the reconciliation provisions in section 4.11), all accounts receivable, all intellectual property, all vehicles, all interests in real property and any rights relating to any of the foregoing.

1.04    Liabilities.

(a)    Assumed Liabilities. Subject to the terms and conditions of this Agreement and as partial consideration for the purchase of the Purchased Assets, Buyer will, at Closing, assume and thereafter pay, perform and discharge in accordance with their terms the liabilities and obligations of Seller arising after the Closing under the Assumed Contracts, but not including any liability or obligation under any of the Assumed Contracts arising prior to the Closing (collectively, the "Assumed Liabilities").

(b)    Retained Liabilities. Except for the Assumed Liabilities, Buyer will not assume, and will not be obligated to pay, perform or discharge any liabilities or obligations of Seller existing at Closing or arising out of pre-Closing operations, which liabilities and obligations will be retained by Seller (collectively, the "Retained Liabilities"). Without limiting the generality of the foregoing, Buyer shall not assume liabilities or obligations (i) relating to any liability or obligation of Seller owed to any Affiliate of Seller; (ii) for taxes with respect to any period before Closing or related to any Retained Assets after Closing; or (iii) relating to, resulting from or arising out of (A) claims made in pending or future suits, actions, investigations or other legal, governmental or administrative proceedings or (B) claims based on violations of law, breach of contract, employment practices, or environmental, health and safety matters or other actual or alleged failure of the Seller to perform any obligation, in each case to the extent arising out of, or relating to, the Purchased Assets prior to the Closing; or (vi) with respect to the Retained Assets.

1.05    Closing Payment. At Closing, in consideration of Seller's sale, assignment and transfer of the Purchased Assets and the performance by Seller of all of the covenants and agreements of this Agreement on its part to be kept and performed, Buyer will assume the Assumed Liabilities and pay the Purchase Price via wire transfer of immediately available funds to the account or accounts designated in writing by Seller.

1.06    Closing. The Closing will take place by e-mail or other electronic communication, upon the close of business on the date that is the later of (a) April 30, 2015 and (b) the second Business Day following the date on which the conditions to Closing set forth in section 5 have been satisfied, or at such other time or such other place as Buyer and Seller may mutually determine. The date of the Closing is referred to herein as the "Closing Date."

2.Representations and Warranties. Seller hereby makes to Buyer the representations and warranties in this section 2 as of the date of this Agreement and at Closing (unless another date is so indicated, and then only as of such date), provided that, no more than 2 days before Closing, Seller shall provide a Supplement with respect to Schedule 1.01(c), Schedule 1.01(aa), Schedule 2.06(a) and Schedule 2.06(b) except with respect to any Seller’s default), each of which shall be effective as a qualification to such representations and warranties at Closing, and Schedule 2.08 for March 31, 2015 in conjunction with the definition of the Purchase Price which will be effective as of the date indicated.

2.01    Existence; Good Standing; Authority.

(a)Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Except as will not have, individually or in the aggregate, a Material Adverse Effect, Seller: (i) has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as currently conducted and (ii) is duly licensed or qualified to do business under the laws of each jurisdiction in which the character of its properties, or in which the transaction of its business, makes such licensing or qualification necessary.

(b)Seller has the corporate power and authority to execute and deliver this Agreement, and each agreement, document and instrument to be executed and delivered by or on behalf of Seller pursuant to this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement and the performance by Seller of its obligations hereunder and the consummation of the Transactions have been duly authorized by all requisite corporate action on the part of Seller. This Agreement has been duly executed and delivered by Seller and, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, this Agreement constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and by general equitable principles (regardless of whether enforcement is sought in a proceeding at law or in equity) (the "Bankruptcy and Equity Exception").

2.02    No Conflict; Required Filings and Consents. The execution, delivery and consummation of this Agreement and the Transactions by Seller will not: (a) violate any of the Governing Documents of Seller or any Law applicable to Seller or by which its assets may be bound or affected; (b) except for the filing of the HSR Filings and the expiration or termination of the applicable waiting period thereunder or as set forth on Schedule 2.02, require any authorization, consent, approval, exemption or other action by or notice to any Person; or (c) except as set forth on Schedule 2.02, violate, result in a default under, permit the acceleration of any obligation under, or create in any party the right to terminate, modify or cancel any Assumed Contract.

2.03    Litigation. Except as set forth on Schedule 2.03, there is no litigation, action, suit, proceeding, claim, arbitration or investigation pending or, to the Knowledge of Seller, threatened in writing against Seller, and Seller is not subject to any outstanding writ, order, judgment, injunction or decree of any Government Authority that, in either case, would, individually or in the aggregate: (a) have a Material Adverse Effect, (b) delay, hinder or prevent the consummation of the Transactions by Seller or (c) have a material adverse effect on the ability of Seller to perform its obligations under this Agreement. Except as set forth on Schedule 2.03, there is no litigation, action, suit, proceeding, claim, arbitration or investigation pending or, to the Knowledge of Seller, threatened, related to the Purchased Assets.

2.04    Brokers. Neither Seller nor any of its Affiliates has entered into any contract, arrangement or understanding with any Person that may result in the obligation of Buyer or any of its Affiliates to pay any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or consummation of the Transactions.

2.05    Tangible Assets. Seller will as of the Closing have good title to, or a valid leasehold interest in or valid rights to use, all of the Tangible Assets, free and clear of any Encumbrances other than Permitted Encumbrances. Schedule 1.01(cc) lists all tangible assets owned by Seller at customer locations and used exclusively in the Business.

2.06    Assumed Contracts. Except as set forth on Schedule 2.02, each Assumed Contract will as of the Closing be the legal, valid and binding obligation of Seller, enforceable against it in accordance with its terms except, in each case, as such enforceability may be limited by the Bankruptcy and Equity Exception. To the Knowledge of Seller, each Assumed Contract is the legal, valid and binding obligation of each party thereto other than Seller, enforceable against such party in accordance with its terms except, in each case, as such enforceability may be limited by the Bankruptcy and Equity Exception. Each Assumed Contract is identified on Schedule 1.01(c) and represents every current customer contract of Seller and its Affiliates with respect to the Business. Except as set forth on Schedule 2.06, Seller has provided Buyer with true and complete copies of each Assumed Contract. With respect to each Assumed Contract:

(a)    Except as set forth on Schedule 2.06(a), to the Knowledge of Seller, no party to an Assumed Contract intends after the date of this Agreement to cease or materially alter in a manner adverse to Seller, such party's relationship with Seller;

(b)    Except as set forth on Schedule 2.06(b), to the Knowledge of Seller, no party to an Assumed Contract is in default of such Assumed Contract; and

(c)    to the Knowledge of Seller, no party to an Assumed Contract has committed fraud or declared, voluntarily or involuntarily, bankruptcy or insolvency.

2.07    Compliance. Except as set forth in Schedule 2.07, Seller is not materially in default or violation of any applicable Law, writ, order, judgment, injunction or decree of any Government Authority with respect to the Business. Except as set forth in Schedule 2.07, Seller has not been charged with, and Seller has not received any written notice that is under investigation with respect to, and to the Knowledge of Seller, Seller is not otherwise now under investigation with respect to, a violation of any Laws with respect to the Purchased Assets or the Business.

2.08    Assumed Contract Financial Information. Schedule 2.08 provides, in the aggregate, revenue received by Seller from the Assumed Contracts for the twelve month period ending on August 31, 2014, in accordance with GAAP and consistent with the past accounting practices of Seller.

2.09    Absence of Conduct. Since August 31, 2014, there has not been any Material Adverse Effect, Seller has conducted the Business in the ordinary course on a basis consistent with past practice, used its reasonable efforts to preserve intact the goodwill of the Purchased Assets and the relationships inherent in the Purchased Assets, and not written down the value of any Assumed Contract.

2.010    Tax Returns. Seller has filed all tax returns applicable to the Purchased Assets that it was required to file. There are no Encumbrances, other than Permitted Encumbrances, for taxes upon any of the Purchased Assets.

2.11    Transactions with Affiliates. No officer or director of Seller, or any person with whom any such officer or director has any direct or indirect relation by blood, marriage or adoption, or any entity controlled by any such person has any interest in any of the Purchased Assets.
2.12    Sufficiency of Assets. The Tangible Assets include all of the tangible assets at its customer locations owned by Seller or its Affiliates related exclusively to the Assumed Contracts and the Business.
2.13    Designated Employees. Schedule 1.01(h) contains a true and complete list of each Designated Employee. Seller has made available to Buyer a true and accurate summary of the compensation, bonuses and benefits received by each Designated Employee since January 1, 2013. As of the date of this Agreement, neither Seller nor its Affiliates has received any written notice from a Designated Employee of his or her intent to leave the employ of Seller or its Affiliates. The employment of each Designated Employee is terminable at will without any penalty, liability or any severance obligation except as may be provided in a severance policy of Seller and its affiliates generally applicable to Seller's employees in accordance with its terms, which policy is not a Purchased Asset or an Assumed Liability.

2.14    Disclaimer of Other Representations and Warranties; Knowledge.
(a)    NONE OF SELLER OR ANY OF ITS AFFILIATES OR REPRESENTATIVES HAS MADE OR IS MAKING ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO THE BUSINESS, THE PURCHASED ASSETS OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS SECTION 2.

(b)    Without limiting the generality of the foregoing, other than those representations and warranties set forth in this section 2, none of Seller or any of its Affiliates or representatives, has made, and will not be deemed to have made, any representations or warranties in any other materials or presentations relating to the Purchased Assets or the Business made available to Buyer or any of its Affiliates, including due diligence materials and the materials made available in the virtual data room operated by Seller or its Affiliates, or in any presentation with respect to the Purchased Assets or the Business in connection with the Transactions, and no statement contained in any such materials or made in any such presentation will be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by Buyer or any of its Affiliates in executing, delivering and performing this Agreement and the Transactions. It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including any offering memorandum or similar materials made available to Buyer and its Affiliates are not and will not be deemed to be or to include representations or warranties of Seller or any of its Affiliates, and are not and will not be deemed to be relied upon by Buyer or any of its Affiliates in executing, delivering and performing this Agreement and the Transactions. None of Seller's representations and warranties contained in this section 2, shall be qualified, other than as stated in this Agreement and the Schedules, by any knowledge of Buyer or its Affiliates or any materials provided by Seller or reviewed by Buyer or its Affiliates.

3.Representations and Warranties of Buyer. Buyer hereby makes to Seller the representations and warranties in this section 3 as of the date of this Agreement (unless another date is so indicated, and then only as of such date).

3.01    Existence; Good Standing; Authority.

(a)Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Illinois. Except as will not have, individually or in the aggregate, a material adverse effect on its ability to perform its obligations under this Agreement, Buyer: (i) has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as currently conducted and (ii) is duly licensed or qualified to do business under the laws of each jurisdiction in which the character of its properties, or in which the transaction of its business, makes such licensing or qualification necessary.
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(b)Buyer has the corporate power and authority to execute and deliver this Agreement, and each agreement, document and instrument to be executed and delivered by or on behalf of Buyer pursuant to this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement and the performance by Buyer of its obligations hereunder and the consummation of the Transactions have been duly authorized by all requisite corporate action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer and, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, this Agreement constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by the Bankruptcy and Equity Exception.

3.02    No Conflict; Required Filings and Consents. The execution, delivery and consummation of this Agreement and the Transactions by Buyer will not: (a) except for the filing of the HSR Filings and the expiration or termination of the applicable waiting period thereunder, violate any of the Governing Documents of Buyer or any Law applicable to Buyer or by which any of its assets may be bound or affected or (b) require any authorization, consent, approval, exemption or other action by or notice to any Person, except for those authorizations, consents, approvals, exemptions or other actions or notices, the failure to be made or obtained would not reasonably be expected to have a material adverse effect on its ability to perform its obligations under this Agreement.

3.03    Litigation. There is no litigation, action, suit, proceeding, claim, arbitration or investigation pending or, to the knowledge of Buyer, threatened in writing against Buyer, and Buyer is not subject to any outstanding writ, order, judgment, injunction or decree of any Government Authority that, in either case, would, individually or in the aggregate: (a) delay, hinder or prevent the consummation of the Transactions by Buyer or (b) have a material adverse effect on the ability of Buyer to perform their respective obligations under this Agreement.

3.04    Brokers. Neither Buyer nor any of its Affiliates has entered into any contract, arrangement or understanding with any Person that may result in the obligation of Seller or any of its Affiliates to pay any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or consummation of the Transactions.

3.05    Available Funds. Buyer (by itself or through its Affiliates) will have at the Closing sufficient immediately available funds to pay the Purchase Price and any amounts payable under section 4.11(a) and to perform its obligations hereunder and to make all other necessary payments in connection with the Transactions and to pay all related fees and expenses. Buyer agrees and acknowledges that the performance of its respective obligations under this Agreement is not in any way contingent upon the availability of any financing. Immediately after the Closing (after taking into account any new indebtedness incurred by Buyer in connection with the Transactions), including the payment of the Purchase Price and any amounts payable under section 4.11(a) and the payment of all related fees and expenses, Buyer's ultimate parent will have a positive net worth (calculated in accordance with GAAP) and will not be insolvent (as defined under the U.S. Bankruptcy Code (the "Bankruptcy Code") and in equity). The Transactions and any borrowing by Buyer or its Affiliates (including the incurring of any obligation or granting of any security by Buyer or any of its Affiliates) will not have the effect of hindering, delaying or defrauding any creditors of Buyer or any of its Affiliates.

3.06    Inspection. Buyer is an informed and sophisticated Person, and has engaged expert advisors experienced in the evaluation of transactions such as the Transactions. Buyer has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement and the Transactions.

4.Certain Agreements.

4.01    Conduct Prior to Closing. Between the date of this Agreement and the Closing Date, Seller, with respect to the Purchased Assets and the Business, will operate in the ordinary course of business, consistent with past practices, except as described in Schedule 4.01 or as otherwise contemplated by this Agreement. In furtherance of the foregoing, Seller will refrain from undertaking any of the following without first obtaining (or being deemed to have obtained) Buyer's prior written consent:

(a)modifying, amending or terminating any of the Assumed Contracts, except as specifically provided in this Agreement or in the ordinary course of business;

(b)waiving, releasing, selling or assigning any material rights or claims with respect to the Purchased Assets, other than in the ordinary course of business;

(c)modifying, amending or terminating any Permit under which Seller operates the Business;

(d)entering into any agreements which would materially and adversely restrict the manner in which either Seller currently performs under the Assumed Contracts or Buyer is anticipated to perform under the Assumed Contracts following the Closing;

(e)increasing the rates of salary or bonus compensation payable or to become payable to any Designated Employee, except: (i) one-time annual increases not in excess of 5% per annum or (ii) as disclosed or contemplated in this Agreement or the Schedules hereto; or

(f)entering into any executory agreement, commitment or undertaking to do any of the activities prohibited by the foregoing provisions.

With respect to any of the foregoing actions, Buyer's prior written consent will be deemed given if Buyer does not deliver a written refusal to Seller within five (5) Business Days following Seller's written request for such consent by email to Jay Rising, Hank Boughner or David Green of Buyer. Any response by Buyer’s representative shall be made by email to the representative of Seller making the request for such consent, with a copy to Jim Johnson and Marc Mayo.
4.02    Access to Information.

(a)    Without undue disruption of Seller's operations, between the date of this Agreement and the Closing Date, Seller will, and will cause each of its officers, employees and agents to, give Buyer and its representatives reasonable access upon reasonable notice and during times mutually convenient to Buyer and Seller to the facilities, properties, employees, books and records of Seller that relate to the Purchased Assets and the Designated Employees as from time to time may be reasonably requested.

(a)    Any such investigation by Buyer will not unreasonably interfere with any of the businesses or operations of Seller. Buyer and its Affiliates will not, prior to the Closing Date, have any contact whatsoever with respect to the Transactions or this Agreement with any partner, lender, lessor, client, customer, vendor, supplier, employee or consultant of Seller, except in consultation with Seller and then only with the express prior written consent of Seller; provided, that the foregoing clause will not prohibit contacts by Buyer and its Affiliates with their respective clients and customers in the ordinary course of business that do not relate to the Transactions or this Agreement. All requests by Buyer for access or information will be submitted or directed exclusively to an individual or individuals designated in writing by Seller.

4.03    Confidentiality. Subject to section 4.05, and except for any communications by Seller or its Affiliates in connection with obtaining any consents, authorizations, approvals or orders in furtherance of this Agreement and the Transactions, or in response to requests from or information provided in the ordinary course to any Government Authority, the parties will adhere to the terms and conditions of that certain Mutual Confidentiality Agreement dated June 19, 2014 between the parties (the "Confidentiality Agreement"), and agree that notwithstanding section 18 thereof, such terms and conditions will continue to apply until the Closing, at which point the parties will be deemed to have "entered into a definitive agreement in connection with the Purpose" as provided therein.

4.04    HSR Filings.

Seller and Buyer will use commercially reasonable efforts to obtain the authorizations, consents, orders and approvals necessary for their execution and delivery of, and the performance of their obligations pursuant to, this Agreement, subject to the further provisions of this section 4.04. As promptly as practicable after the date of this Agreement, but in no event more than fifteen (15) Business Days thereafter, each of Buyer and Seller will file the HSR Filings with the

DOJ and the FTC with respect to the Transactions. The parties will cooperate in the timely preparation and submission of, including furnishing to the other party or its counsel information required for, any necessary HSR Filings. Buyer will pay all filing fees in connection with any such HSR Filings, and Seller will promptly reimburse Buyer for 50% of the HSR filing fee. Each party shall bear any other fees it incurs in connection with HSR filings.
(a)    Seller and Buyer hereby covenant and agree to use commercially reasonable efforts to secure, and not to take any action intended to delay, impair or impede, the early termination or expiration of any waiting periods under the HSR Act or any other applicable Law and the approval of any Government Authority, as applicable. The parties will each cooperate reasonably with one another in connection with resolving any inquiry or investigation by any Government Authority relating to their respective HSR Filings or the Transactions. Without limiting the foregoing, each party will, except as prohibited or restricted by applicable Law or Government Authority: (i) promptly inform the other party of any written or oral communication received from any Government Authority relating to its HSR Filing or the Transactions (and if in writing, furnish the other party with a copy of such communication); (ii) use commercially reasonable efforts to respond as promptly as practicable to any request from any Government Authority for information, documents or other materials in connection with the review of the HSR Filings or the Transactions; (iii) provide to the other party, to the extent reasonably practicable, in advance of submission, all proposed correspondence, filings, and written communications to any Government Authority with respect to the Transactions; and (iv) not participate in any substantive meeting or discussion with any Government Authority in respect of investigation or inquiry concerning the Transactions unless it notifies the other party in advance and gives the other party the opportunity to attend and participate thereat. The parties will consult and cooperate with each other, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with proceedings under or relating to any applicable Law, except as may be prohibited or restricted by applicable Law or Government Authority. Notwithstanding any other provision of this Agreement, Buyer shall have no obligation to propose or agree to accept any undertaking or condition, to enter into any consent decree, to make any divestiture, to accept any operational restriction, or take any other action that, in the reasonable judgment of Buyer, could be expected to limit the right of Buyer or its Affiliates to own or operate all or any portion of their respective businesses or assets. With regard to any Government Authority, neither the Seller nor any of its respective affiliates shall, without Buyer's written consent, commit to any divestiture transaction which would adversely alter the Business.

(b)    Each party hereby covenants and agrees to use commercially reasonable efforts to promptly comply with or, if appropriate, modify any requests for additional information by any Government Authority.

4.05    Press Releases. The parties will issue a mutually acceptable joint press release promptly after the date of this Agreement. Thereafter, the parties will consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statement with respect to the Transactions, and will not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law or any listing agreement of Buyer or Seller. Notwithstanding the foregoing, nothing in this section 4.05 will preclude any party from making any disclosures, announcements, filings or applications required by Law (including the rules of the New York Stock Exchange) or necessary and proper in conjunction with the filing of any tax return or other document required to be filed with any Government Authority and Seller may make such disclosures, announcements, filings and applications consistent with such party's past practices and Securities Exchange Commission guidance regarding transaction disclosures; provided, that the party required to make such a disclosure, announcement, filing or application will allow the other party reasonable time to review and comment thereon in advance of the issuance thereof. Notwithstanding the foregoing, each party shall be entitled, without the other party's consent, to discuss the Transactions in response to questions from investors and shareholders, in all cases in accordance with applicable law.

4.06    Employee Benefit Arrangements.

(a)    Hire of Designated Employees. Buyer will offer, or cause its Affiliates to offer, comparable employment as of the Closing Date to each Designated Employee who is employed by Seller or any of its Affiliates immediately prior to the Closing Date. Such Designated Employees who receive and accept an employment offer from Buyer or any of its Affiliates as of the Closing Date are referred to as the "Hired Designated Employees." Buyer covenants and agrees that each Hired Designated Employee will, while and if employed during the one year period beginning on the Closing Date, receive at least the same salary or hourly wage rate and the same target amount of cash bonus opportunity as provided to such employee immediately prior to the Closing. For a period of one year following the Closing Date or such longer period of time required by applicable Law (the "Benefit Period"), Buyer will, or will cause one of its Affiliates to, provide Hired Designated Employees with employee benefits substantially equivalent to similarly situated employees of Buyer or its Affiliates, commencing on the Closing Date; without limiting the generality of the foregoing, for the Benefit Period, each Hired

Designated Employee will be entitled to severance benefits that are no less favorable than the severance benefits to which such Hired Designated Employee would have been entitled if terminated under similar circumstances immediately prior to Closing, provided that nothing in this Agreement shall obligate Buyer or its Affiliates to continue to employ Hired Designated Employees for any specific period of time following the Closing. Notwithstanding the foregoing, subject to applicable Law, neither Buyer nor any of its Affiliates will be obligated to continue to employ any Hired Designated Employee for any specific period of time following the Closing Date, and neither Seller nor any of its Affiliates will be obligated to continue to employ any Designated Employee at any time prior to the Closing Date.

(b)    Benefits. For purposes of eligibility, vesting and, to the extent applicable, calculation of the amount of vacation or severance benefits, Buyer will, or will cause one of its Affiliates to, credit each Hired Designated Employee with his or her years of service with Seller and its Affiliates and any predecessor entities, to the same extent as such Hired Designated Employee was entitled immediately prior to the Closing to credit for such service under any employee benefit plan of Seller and its Affiliates. The employee benefit plans of Buyer and its Affiliates providing benefits to Hired Designated Employees (the "Buyer Plans") will not deny Hired Designated Employees coverage on the basis of pre-existing conditions and will credit such Hired Designated Employees for any deductibles and out-of-pocket expenses previously paid by Hired Designated Employees in the year of initial participation in the Buyer Plans.

(c)    Vacation Pay. Seller shall be responsible for any and all payments for accrued but unused vacation with respect to pre-Closing periods in connection with any Hired Designated Employee's cessation of employment with Seller.

(d)    Liability. Buyer will be responsible for any and all liabilities and obligations (contingent or otherwise) with respect to employment or termination of employment of any Hired Designated Employee arising following Closing.

4.07    Books and Records. Buyer will, until the seventh anniversary of the Closing Date, retain all books, records and other documents pertaining to the Purchased Assets that are in existence on the Closing Date and that are transferred to Buyer and make the same available for inspection and copying by Seller or any of the representatives of Seller at the expense of Seller during the normal business hours of Buyer upon reasonable request and upon reasonable notice.

4.08    Insurance. Buyer acknowledges and agrees that all insurance coverage provided with respect to the Purchased Assets and the Business is provided by Seller as part of a group coverage insurance program and that such insurance coverage will not be transferred to Buyer and will terminate with respect to the Purchased Assets and the Business effective as of the Closing.

4.09    Transfer Taxes. Buyer will be liable for and will hold Seller harmless against any transfer, value added, excise, stock transfer, stamp, recording, registration and similar taxes that become payable in connection with the Transactions, if any ("Transfer Taxes"). The applicable parties will cooperate in filing such forms and documents as may be necessary to permit any such Transfer Tax to be assessed and paid on or prior to the Closing Date in accordance with any available pre sale filing procedure, and to obtain any exemption or refund of any such Transfer Tax.

4.10    Permits. Seller and its Affiliates will reasonably cooperate with Buyer and its Affiliates in connection with any effort by Buyer to obtain Permits required in order for Buyer or its Affiliates to utilize the Purchased Assets following Closing, but shall not be responsible for Buyer or its Affiliates obtaining such Permits.

4.11    Post-Closing Reconciliation.

(a)    Any rights with respect to checks or ACH electronic debits authorized by or on behalf of Seller prior to Closing ("Seller Checks") will be for the benefit of Seller, any payments received after Closing with respect to any Seller Checks will be Retained Assets and any liabilities or obligations (including collection costs) with respect to Seller Checks will be Retained Liabilities. To the extent Buyer receives any payments or notices or other communications with respect to any Seller Checks, Buyer will remit the same to Seller as soon as practicable following Buyer's receipt thereof, but in all cases within ten (10) Business Days of Buyer's receipt thereof.

(b)    Any rights with respect to checks or ACH electronic debits authorized by or on behalf of Buyer after Closing ("Buyer Checks") will be for the benefit of Buyer, any payments received after Closing with respect to any Buyer Checks will be for the benefit of Buyer and any liabilities or obligations (including collection costs) with respect to Buyer Checks will be Assumed Liabilities. To the extent Seller receives any payments or notices or other communications with respect to any Buyer Checks, Seller will remit the same to Buyer as soon as practicable following Seller's receipt thereof, but in all cases within ten (10) Business Days of Seller's receipt thereof. Buyer will reimburse Seller as soon as practicable, but in all events within five Business Days, for any debit or liability against Seller's accounts caused by a Buyer Check.

(c)    Upon the other party's request, on reasonable notice, a party will appoint a representative to discuss any outstanding reconciliation issues.

(d)    Each party agrees to provide the other with such information as reasonably necessary for the reconciliation described in this section 4.11.

4.12    Updating of Schedules. From and after the date of this Agreement until the Closing Date, Seller may, at its option, supplement or amend the Schedules (each, a "Supplement") if Seller becomes aware of any matter heretofore existing or hereafter arising that, if existing, occurring or known at the date of this Agreement would have been required to be set forth or described in such Schedules or would otherwise be necessary or appropriate to correct any information in such Schedules that has been rendered inaccurate thereby. Each Supplement will be in writing and will be delivered in accordance with section 8.01. Such Supplement will have the following effect on the rights of the parties under this Agreement:

(a)    any matters disclosed in a Supplement will not qualify Seller's representations and warranties in this Agreement except with respect to a Supplement with respect to Schedule 1.01(c), Schedule 1.01(aa), Schedule 2.06(a), Schedule 2.06(b)(except with respect to any Seller’s default)and the Assumed Contract Financial Information included in Schedule 2.08; and

(b)    if the matters disclosed in a Supplement, individually or in the aggregate, would result in a Material Adverse Effect, then Buyer will have the right to either: (i) terminate this Agreement by written notice to Seller within ten days after receipt of such Supplement but prior to the Closing pursuant to section 7.01(c) (and subject to the cure period therein) or (ii) consummate the Transactions. If Buyer elects to consummate the Transactions, then section 4.12(a) will control with regards to the effect of the Supplement.

4.13    Further Action. Each of the parties hereto will use its respective commercially reasonable efforts to take or cause to be taken all appropriate action, do or cause to be done all things necessary, proper or advisable and execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the Transactions.

5.Conditions to Closing.

5.01    Conditions to the Obligations of Seller and Buyer. The respective obligations of each of Seller and Buyer to consummate the Transactions will be subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions (each of which is provided for the benefit of each of the parties hereto and may be waived by a party with respect to the other in whole or in part):

(a)Hart Scott Rodino Act. The waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act will have expired or been terminated.

(b)No Injunctions, Orders or Restraints; Illegality. No preliminary or permanent injunction or other writ, order, judgment, injunction or decree of any Government Authority or any Law will be in effect which would have the effect of: (i) making the consummation of the Transactions illegal or (ii) otherwise prohibiting the consummation of the Transactions.

5.02    Conditions to Obligations of Seller. The obligations of Seller to consummate the Transactions will be subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions (each of which is provided for the exclusive benefit of Seller and may be waived solely by Seller in whole or in part):

(a)    All covenants contained in this Agreement to be complied with by Buyer on or before the Closing will have been complied with in all material respects.

(b)    Each of the representations and warranties of Buyer contained in section 3 will be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date will remain true and correct as of such date.

(c)    Employment offers will have been made to all Designated Employees, the terms of which are consistent with section 4.06.

(d)    At or prior to the Closing, Buyer will have delivered or caused to be delivered to Seller the following items, duly executed by all parties thereto other than Seller or its Affiliates:

(i)a certificate of Buyer, dated as of the Closing Date, to the effect that each of the conditions specified in section 5.02(a) and 5.02(b) is satisfied in all respects;

(ii)the wire transfer described in section 1.05, in accordance with the wire transfer instructions received from Seller;

(iii)the Assignment and Assumption Agreement;

and
(iv)a certified copy of the resolutions adopted by the board of directors of Buyer authorizing: [a] the execution and delivery of this Agreement by Buyer and consummation of the Transactions and [b] the execution and delivery by Buyer of all other documents contemplated hereby which are to be executed and delivered by Buyer.

5.03    Conditions to Obligations of Buyer. The obligations of Buyer to consummate the Transactions will be subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions (each of which is provided for the exclusive benefit of Buyer and may be waived solely by Buyer in whole or in part):

(a)    All covenants contained in this Agreement to be complied with by Seller on or before the Closing will have been complied with in all material respects.

(b)    Each of the representations and warranties in section 2 will be true and correct in all material respects as of the Closing Date, as supplemented per section 4.12, as though made on and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date will remain true and correct as of such date.
(c)    All required approvals or consents for those Assumed Contracts identified on Schedule 5.03(c) as requiring the counterparty's consent shall have been obtained.

(d)    Seller shall have completed the tasks described on Schedule 5.03(d) related to development work agreed upon by the parties to allow for processing work related to the Purchased Assets, contingent upon Buyer’s cooperation with such development work.

(e)    At or prior to the Closing, Seller will have delivered or caused to be delivered to Buyer the following items, duly executed by all parties thereto other than Buyer or its Affiliates:

(i)a certificate of Seller, dated as of the Closing Date, to the effect that each of the conditions specified in section 5.03(a) and 5.03(b) is satisfied in all respects;

(ii)the Assignment and Assumption Agreement;

(iii)the Bill of Sale; and

(iv)a certified copy of the resolutions adopted by the board of directors of Seller authorizing: [a] the execution and delivery of this Agreement by such Seller and consummation of the Transactions and [b] the execution and delivery by such Seller of all other documents contemplated hereby which are to be executed and delivered by such Seller.

6.Survival of Representations and Warranties; Indemnification.

6.01    Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties of the parties hereto contained herein, as the case may be, will survive the Closing and will remain in full force and effect until the date that is 18 months after the Closing Date (the "Indemnification Termination Date"), after which such time they will expire and terminate and be of no further force and effect; provided, however, that the representations and warranties in section 2.01 (Existence; Good Standing; Authority), section 2.10 (Tax Returns) and section 3.01 (Existence; Good Standing; Authority) will survive until the date that is 24 months after the Closing Date (the representations and warranties identified in this section 6.01 being referred to as the "Fundamental Representations" and such date being referred to as the "Fundamental Representations Termination Date").

6.02    Indemnification by Seller.

(a)Seller agrees, subject to the other terms and conditions of this Agreement, to indemnify Buyer and its officers, directors and Affiliates (each, a "Buyer Indemnified Party") against and hold them harmless to the extent of any Losses resulting from: (i) the breach of any representation or warranty contained in section 2 (as determined after giving effect to any Supplement); (ii) any breach of any covenant or agreement of Seller contained in this Agreement; (iii) any Retained Liabilities; or (iv) any Retained Assets.

(b)Except for claims of actual intentional fraud, the indemnification obligations of Seller pursuant to section 6.02 will be limited as follows:

(i)Seller will have no obligation to provide any indemnification until the aggregate dollar amount of all Losses that would otherwise be indemnifiable pursuant to section 6.02 exceeds 0.75% of the Purchase Price (the "Deductible Amount"), and then only to the extent such aggregate amount exceeds the Deductible Amount; provided, however, that Seller will have no obligation to provide any indemnification for any individual claim for Losses of less than $25,000, and this section 6.02(b)(i) will not apply to any claims with respect to the breach of Fundamental Representations;

(ii)Seller will not be obligated to indemnify any Buyer Indemnified Party pursuant to section 6.02 for any amount of indemnifiable Losses in excess of 15% of the Purchase Price in the aggregate; and

(iii)No indemnification will be payable to a Buyer Indemnified Party with respect to claims asserted by such Buyer Indemnified Party pursuant to section 6.02 after the Indemnification Termination Date, regardless of when the claim accrued or the circumstances that resulted in the claim being asserted after the Indemnification Termination Date; provided, that in the case of such claims that arise from or result from, or are directly or indirectly connected with, any breach of any of the Fundamental Representations, no indemnification will be payable after the Fundamental Representations Termination Date, regardless of when the claim accrued or the circumstances that resulted in the claim being asserted after the Fundamental Representations Termination Date. In the event a claim has been properly made on or prior to the Indemnification Termination Date or Fundamental Representations Termination Date, as applicable, and such claim is unresolved as of the Indemnification Termination Date or Fundamental Representations Termination Date, as applicable, then the right to indemnification with respect to such claim will remain in effect until such matter has been finally determined.

(c)The amount of any and all Losses recoverable under this section 6.02 will be determined net of any amounts actually recovered by any Buyer Indemnified Party under or pursuant to any insurance policy, indemnity, reimbursement arrangement or contract pursuant to which or under which such Buyer Indemnified Party is a party or has rights.

(d)A Buyer Indemnified Party will give Seller written notice of any claim, assertion, event or proceeding by or in respect of a third party as to which such Buyer Indemnified Party may request indemnification hereunder or as to which the Deductible Amount may be applied as soon as is practicable and in any event within 15 days of the time that such Buyer Indemnified Party learns of such claim, assertion, event or proceeding; provided, however, that the failure to so notify Seller will not affect rights to indemnification hereunder except to the extent that Seller is prejudiced by such failure. Seller will have the right to direct, through counsel of its own choosing, the defense or settlement of any such claim or proceeding at its own expense; provided that Seller will not be entitled to assume such defense if such claim involves or is reasonably likely to result in a criminal proceeding or an investigation by a Government Authority against a Buyer Indemnified Party (a "Seller Excluded Matter"). If Seller elects to assume the defense of any claim or proceeding pursuant to this section 6.02(d), Seller will consult with the Buyer Indemnified Party for the purpose of allowing the Buyer Indemnified Party to participate in such defense, but in such case the expenses of the Buyer Indemnified Party will be paid by the Buyer Indemnified Party. A Buyer Indemnified Party will provide Seller with reasonable access to their records and personnel relating to any such claim, assertion, event or proceeding during normal business hours and will otherwise cooperate with Seller in the defense or settlement thereof, and Seller will reimburse the Buyer Indemnified Party for its reasonable out of pocket expenses in connection therewith. If Seller elects to direct the defense of any such claim or proceeding, the Buyer Indemnified Party will not pay, or permit to be paid, any part of any claim or demand arising from such asserted liability, unless Seller consents in writing to such payment. If Seller fails to defend (including on account of a claim being a Seller Excluded Matter) or if, after commencing or undertaking any such defense, Seller fails to prosecute or withdraws from such defense, the Buyer Indemnified Party will have the right to undertake the defense or settlement thereof, at Seller's expense. If the Buyer Indemnified Party assumes the defense of any such claim or proceeding pursuant to this section 6.02(d) and proposes to settle such claim or proceeding prior to a final judgment thereon or to forego any appeal with respect thereto, then the Buyer Indemnified Party will give Seller prompt written notice thereof and Seller will have the right to participate in the settlement or assume or reassume the defense of such claim or proceeding.

(e)Each Buyer Indemnified Party will take all commercially reasonable steps to mitigate Losses for which indemnification may be claimed by them pursuant to this Agreement upon and after becoming aware of any event that could reasonably be expected to give rise to any such Losses.

(f)Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant or agreement contained herein will give rise to any right on the part of Buyer or a Buyer Indemnified Party, after the consummation of the Transactions, to rescind this Agreement or any of the Transactions.

(g)Buyer Indemnified Parties will not be entitled to recover or make a claim for Losses with respect to liabilities to a third party or Government Authority if such third party claim was instigated or encouraged by the actions of Buyer or any of its Affiliates.

(h)Anything herein to the contrary notwithstanding, Seller will not have any liability under any provision of this Agreement for any consequential, incidental or indirect damages, diminution in value damages, lost profits or punitive, special or exemplary damages, and in particular, without limitation, no "multiple of profits" or "multiple of cash flow" or similar valuation methodology will be used in calculating the amount of any Losses. Any liability for indemnification under this section 6.02 will be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement. For clarity, nothing in this section 6.02(h) shall preclude a recovery by Seller under this section 6.02 with regards to direct and foreseeable Losses.

(i)Anything herein to the contrary notwithstanding, any indemnification provided to any Buyer Indemnified Party with respect to taxes will be limited to taxes attributable to pre-Closing periods.

6.03    Indemnification by Buyer.

(a)Buyer agrees, subject to the other terms and conditions of this Agreement, to indemnify Seller and its officers, directors and Affiliates (each, a "Seller Indemnified Party") against and hold them harmless to the extent of any Losses resulting from: (i) the breach of any representation or warranty of Buyer contained herein; (ii) any breach of any covenant or agreement of Buyer contained in this Agreement; or (iii) any Assumed Liabilities.

(b)Except for claims of actual intentional fraud, the indemnification obligations of Buyer pursuant to section 6.03 will not be effective until the aggregate dollar amount of all Losses that would otherwise be indemnifiable pursuant to section 6.03 exceeds the Deductible Amount, and then only to the extent such aggregate amount exceeds the Deductible Amount, provided, that this section 6.03(b) will not apply to any claims with respect to the breach of Fundamental Representations. No indemnification will be payable to a Seller Indemnified Party with respect to claims asserted by such Seller Indemnified Party pursuant to section 6.03 after the Indemnification Termination Date, regardless of when the claim accrued or the circumstances that resulted in the claim being asserted after the Indemnification Termination Date; provided, that in the case of such claims that arise from or result from, or are directly or indirectly connected with, any breach of any of the Fundamental Representations, no indemnification will be payable after the Fundamental Representations Termination Date, regardless of when the claim accrued or the circumstances that resulted in the claim being asserted after the Fundamental Representations Termination Date. In the event a claim has been properly made on or prior to the Indemnification Termination Date or Fundamental Representations Termination Date, as applicable, and such claim is unresolved as of the Indemnification Termination Date or Fundamental Representations Termination Date, as applicable, then the right to indemnification with respect to such claim will remain in effect until such matter has been finally determined.

(c)The amount of any and all Losses recoverable under this section 6.03 will be determined net of any amounts actually recovered by any Seller Indemnified Party under or pursuant to any insurance policy, indemnity, reimbursement arrangement or contract pursuant to which or under which such Seller Indemnified Party is a party or has rights.

(d)A Seller Indemnified Party will give Buyer written notice of any claim, assertion, event or proceeding by or in respect of a third party as to which such Seller Indemnified Party may request indemnification hereunder or as to which the Deductible Amount may be applied as soon as is practicable and in any event within 15 days of the time that such Seller Indemnified Party learns of such claim, assertion, event or proceeding; provided, however, that the failure to so notify Buyer will not affect rights to indemnification hereunder except to the extent that Buyer is prejudiced by such failure.

Buyer will have the right to direct, through counsel of its own choosing, the defense or settlement of any such claim or proceeding at its own expense; provided that Buyer will not be entitled to assume such defense if such claim involves or is reasonably likely to result in a criminal proceeding or an investigation by a Government Authority against a Seller Indemnified Party (a "Buyer Excluded Matter"). If Buyer elects to assume the defense of any claim or proceeding pursuant to this section 6.03(d), Buyer will consult with the Seller Indemnified Party for the purpose of allowing the Seller Indemnified Party to participate in such defense, but in such case the expenses of the Seller Indemnified Party will be paid by the Seller Indemnified Party. A Seller Indemnified Party will provide Buyer with reasonable access to its records and personnel relating to any such claim, assertion, event or proceeding during normal business hours and will otherwise cooperate with Buyer in the defense or settlement thereof, and Buyer will reimburse the Seller Indemnified Party for its reasonable out of pocket expenses in connection therewith. If Buyer elects to direct the defense of any such claim or proceeding, the Seller Indemnified Party will not pay, or permit to be paid, any part of any claim or demand arising from such asserted liability, unless Buyer consents in writing to such payment. If Buyer fails to defend (including on account of a claim being a Buyer Excluded Matter) or if, after commencing or undertaking any such defense, Buyer fails to prosecute or withdraws from such defense, the Seller Indemnified Party will have the right to undertake the defense or settlement thereof, at Buyer's expense. If the Seller Indemnified Party assumes the defense of any such claim or proceeding pursuant to this section 6.03(d) and proposes to settle such claim or proceeding prior to a final judgment thereon or to forego any appeal with respect thereto, then the Seller Indemnified Party will give Buyer prompt written notice thereof and Buyer will have the right to participate in the settlement or assume or reassume the defense of such claim or proceeding.

(e)Each Seller Indemnified Party will take all commercially reasonable steps to mitigate Losses for which indemnification may be claimed by them pursuant to this Agreement upon and after becoming aware of any event that could reasonably be expected to give rise to any such Losses.

(f)Anything herein to the contrary notwithstanding, Buyer will not have any liability under any provision of this Agreement for any consequential, incidental or indirect damages, diminution in value damages, lost profits or punitive, special or exemplary damages, and in particular, without limitation, no "multiple of profits" or "multiple of cash flow" or similar valuation methodology will be used in calculating the amount of any Losses. Any liability for indemnification under this section 6.03 will be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement. For clarity, nothing in this section 6.03(f) shall preclude a recovery by Seller under this section 6.03 with regards to direct and foreseeable Losses.

6.04    Treatment of Indemnity Payments. All payments made by Seller or Buyer, as the case may be, directly or indirectly to one of the other parties pursuant to this section 6 will be treated as adjustments to the Purchase Price for tax purposes unless otherwise required by Law. Notwithstanding the foregoing, this section 6.04 will not affect the determination of those limitations based on a percentage of the Purchase Price provided for in section 6.02(b).

6.05    Remedies Exclusive. From and after the Closing, the rights of the parties to indemnification relating to this Agreement or the Transactions will be strictly limited to those contained in this section 6, and such indemnification rights will be the exclusive remedies of the parties subsequent to the Closing Date with respect to any matter in any way relating to this Agreement or arising in connection herewith. In furtherance of the foregoing and subject to the following sentence, but without limiting the rights of indemnification set forth in this section 6 or any other rights provided in or contemplated by this Agreement, the parties hereby waive, from and after the Closing, to the maximum extent permitted by Law, any and all rights, claims and causes of action it may have with respect to any matter in any way relating to this Agreement or arising in connection herewith, whether under any laws, at common law or otherwise. Except as provided in this section 6, no claim, action or remedy will be brought or maintained by any party against any other party, and no recourse will be brought or granted against any of them, by virtue of or based upon any alleged misstatement or omission respecting an inaccuracy in or breach of any of the representations, warranties or covenants of any of the parties hereto set forth or contained in this Agreement. Further, the parties hereto agree that, notwithstanding anything herein to the contrary, in no event will any officer, director, employee or Affiliate of Seller have any liability or obligation to Buyer or any of its Affiliates relating to or arising out of this Agreement or any document executed and delivered pursuant to this Agreement or the Transactions unless such party is a successor or assign to Seller under this Agreement.

6.06    Subrogation. After any indemnification payment is made to any indemnified party pursuant to this section 6, the indemnifying party will, to the extent of such payment, be subrogated to all rights, if any, of the indemnified party against any third party in connection with the Losses to which such payment relates. Without limiting the generality of the preceding sentence, any indemnified party receiving an indemnification payment pursuant to the preceding sentence will execute, upon the written request of the indemnifying party, any instrument reasonably necessary to evidence such subrogation rights.

7.Termination.

7.01    Termination. Subject to section 7.02, this Agreement may be terminated:

(a)at any time, by the mutual written consent of Buyer and Seller;

(b)by Seller, if Seller is not then in material breach of any term of this Agreement, upon written notice to Buyer, upon a breach of any representation, warranty or covenant of Buyer contained in this Agreement which breach would give rise to the failure of a condition set forth in sections 5.02(a) or 5.02(b) which could reasonably be expected to materially adversely affect Buyer's ability to consummate the Transactions; provided that such breach is not capable of being cured or has not been cured within 30 days after the giving of written notice thereof by Seller to Buyer;

(c)by Buyer, if Buyer is not then in material breach of any term of this Agreement, upon written notice to Seller, upon a breach of any representation, warranty or covenant of Seller contained in this Agreement which breach would give rise to the failure of a condition set forth in sections 5.03(a) or 5.03(b) and which could reasonably be expected to have a Material Adverse Effect; provided that such breach is not capable of being cured or has not been cured within 30 days after the giving of written notice thereof by Buyer to Seller;

(d)by Buyer or Seller at any time after April 30, 2015 if the Closing has not occurred as of such date and the party exercising such right of termination is not then in material breach of any representation, warranty, covenant or closing condition, as applicable, contained in this Agreement; provided, however, that notwithstanding anything to the contrary in this Agreement, if on April 30, 2015 the condition to Closing set forth in section 5.01(a) has not been satisfied but all other conditions to Closing have been satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken at the Closing), then each of Buyer and Seller will have the right to extend such date to the second Business Day following the satisfaction of the condition to Closing set forth in section 5.01(a) by providing written notice of such election to the other party; provided that it is reasonably likely at such time that such condition will be satisfied in the then-foreseeable future; and

(e)by Buyer, if all other conditions to Closing contained in sections 5.01 and 5.02 have been satisfied and Seller has not satisfied the conditions set forth in section 5.03(d) on or before April 28, 2015.

7.02    Effect of Termination. In the event of termination of this Agreement as provided in section 7.01, this Agreement will forthwith become void and there will be no further liability or obligations hereunder on the part of any party hereto or their respective Affiliates except for the obligations of the parties pursuant to this section 7, section 4.03 (Confidentiality) and section 8.10 (Fees and Expenses); provided, however, that nothing herein will relieve either party from liability for any willful and material breach of this Agreement existing at the time of such termination; provided further that, notwithstanding the foregoing, in the event that Buyer terminates this Agreement in accordance with section 7.01(e), Seller shall pay Buyer a termination fee of $10 million within five (5) Business Days of such termination

8.General Provisions.

8.01    Notices. All notices, requests, claims, demands and other communications under this Agreement will be written in English and will be deemed given if delivered personally, sent by overnight courier (providing proof of delivery) or via facsimile to the parties at the following addresses (or at such other address for a party as specified by like notice):

If to Buyer: Global Payments Inc. 10 Glenlake Parkway Atlanta, GA 30328 Attn: Corporate Secretary Facsimile No. (770) 829-8265	If to Seller: Certegy Check Services, Inc. 601 Riverside Ave., T12 Jacksonville, FL 32204 Attn: General Counsel Facsimile No. (904) 438-6032

8.02    Schedules. Certain information set forth in the Schedules to this Agreement is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information will not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made by Buyer or Seller, as applicable, in this Agreement or that such information is material, nor will such information be deemed to establish a standard of materiality, nor will it be deemed an admission of any liability of, or concession as to any defense available to, Buyer or Seller, as applicable. The section number headings in the Schedules correspond to the section numbers in this Agreement and any information disclosed in any section of the Schedules will be deemed to be disclosed and incorporated into any other section of the Schedules where such disclosure would be appropriate and reasonably apparent.

8.03    Non-Compete; Non-Solicitation. From the Closing Date through and including the date that is five (5) years immediately following the Closing Date, Seller and its Affiliates shall not, directly or indirectly, without Buyer's prior written consent:

(a)Engage in or operate, manage, or own an interest in any Person that provides services that compete with the Business; provided, however, that notwithstanding the above, it shall not be a violation of this non-competition covenant if: (i) Seller and its Affiliates provide products or services: [a] to third party competitors of Buyer or other third parties (but not including end users similar to Seller's counterparties to the Assumed Contracts) through an outsourcing, services or information technology agreement; or [b] to current and potential customers of the Business that are not competitive with the Business (including services of the type and nature currently provided by Affiliates of Seller to current customers of the Business pursuant to global commercial services agreements); (ii) any acquisition of, or investment in, and subsequent operation by Seller or any of its Affiliates of any Person or business will not violate this section 8.03(a) and any non-competition obligation thereunder as long as the operations of such Person or business do not materially involve the provision of services that compete with the Business; or (iii) Seller and its Affiliates may own, directly or indirectly, solely as an investment, securities of any Person engaged in activities that directly compete with the Business if such Seller or Affiliate, as applicable, [a] is not a controlling person of, or a member of a group which controls, such Person and [b] does not, directly or indirectly, own 10% or more of any class of securities of such Person.

(b)Solicit or induce, directly or indirectly, any customer under an Assumed Contract to terminate or modify its Assumed Contract, or relationship with sole respect to the Business, with Buyer or its Affiliates;

(c)Solicit or induce, directly or indirectly, any Hired Designated Employee to terminate his or her employment relationship with Buyer or its Affiliate, except that this section 8.03(c) shall not prevent Seller or its Affiliates from soliciting or recruiting any Person: (i) that approaches Seller or its Affiliates; (ii) whose employment is terminated by Buyer or its Affiliates; or (iii) through general solicitations, provided such solicitation or recruitment does not target Hired Designated Employees.

(d)Seller specifically acknowledges and agrees that the covenants and agreements in this section 8.03 are made and given by Seller in connection with the sale of the Business and the goodwill associated therewith and in order to protect and preserve to Buyer the benefit of its bargain in the purchase of the Business and good will. Seller further agrees that the restrictions herein (including the scope of activity to be restrained, the geographic scope and the duration) are reasonable in scope, area and time, and will not prevent Seller or any of its Affiliates from pursuing other non-competitive business ventures or otherwise cause any of them a financial hardship. If, however, any portion of this section 8.03 is determined by any court of competent jurisdiction to be unenforceable by reason of its extending for too long a period of time or too large a geographic area or by reason of its being too extensive in any other respect or for any other reason, it will be interpreted to extend only over the longest period of time for which it may be enforceable and/or over the largest geographical area as to which it may be enforceable and/or to the maximum extent in all other aspects as to which it may be enforceable, all as determined by such court and in such action.

(e)Seller acknowledges and agrees that the breach or threat of breach of the covenants, or any of them, contained in this section 8.03 may result in immediate and irreparable injury to Buyer. Seller further agrees that Buyer's remedies at law for any breach or threat of breach by Seller of any provision of this section 8.03 may be inadequate, and that Buyer, in addition to any other relief available to it, may be entitled to an injunction or injunctions, without the necessity for the posting of a bond or other collateral security, to prevent breaches of the provisions of this section 8.03 and to enforce specifically the terms and provisions hereof.

8.04    Entire Agreement. This Agreement, together with the Schedules and Exhibits hereto, and any documents executed by the parties simultaneously herewith or pursuant thereto constitute the entire agreement of the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, written and oral, between the parties with respect to the subject matter hereof.

8.05    No Other Representations, Warranties, Covenants and Agreements. No party hereto has made any representations, warranties, covenants or agreements, express or implied, of any nature whatsoever other than those representations, warranties, covenants and agreements expressly set forth in this Agreement.

8.06    Amendment; Waivers. This Agreement may not be amended or modified, nor may compliance with any condition or covenant set forth herein be waived, except by a writing duly and validly executed by each of the parties hereto, or in the case of a waiver, the party that is waiving compliance. Waiver of any term or condition of this Agreement by a party will not be construed as a waiver of any subsequent breach or waiver of the same term or condition by such party, or a waiver of any other term or condition of this Agreement by such party.

8.07    Assignment. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned by any of the parties hereto without the prior written consent of the other parties.

8.08    No Agreement Until Executed. Irrespective of negotiations between the parties or the exchanging of drafts of this Agreement, this Agreement will not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until this Agreement is executed by the parties hereto.

8.09    Interpretation. The parties hereto are sophisticated and have been represented by attorneys throughout the Transactions who have carefully negotiated the provisions hereof. As a consequence, the parties do not intend that the presumptions of laws or rules relating to the interpretation of contracts against the drafter should be applied to this Agreement or any agreement or instrument executed in connection herewith, and therefore waive application of the same. Unless the context otherwise requires, as used in this Agreement: (a) an accounting term not otherwise defined herein has the meaning ascribed to it in accordance with GAAP as in effect on the Closing Date; (b) "including" and its variants mean "including, without limitation" and its variants; (c) references to "days" mean calendar days; (d) words defined in the singular have the parallel meaning in the plural and vice versa; (e) references to "written" or "in writing" include in electronic form; (f) the terms "hereof," "herein," "hereby," "hereto," and derivative or similar words refer to this entire Agreement, including the Schedules; (g) whenever the context may require, any pronoun includes the corresponding masculine, feminine and neuter forms; (h) references to "dollars" or "$" in this Agreement means United States dollars; (i) any definition of or reference to any agreement, instrument or other document herein will be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein); (j) reference to a particular Law means such Law as amended or otherwise modified from time to time prior to the date hereof (or, if the Closing occurs, prior to the Closing Date); (k) to the extent that a representation or warranty contained in this Agreement or any Exhibit, document, certificate or Schedule in connection therewith to be furnished to Buyer on the date hereof or at the Closing addresses a particular issue with specificity, and no breach by Seller exists thereunder, Seller will not be deemed to be in breach of any other representation or warranty that addresses such issue with less specificity; and (l) all sections, Schedules and Exhibits referred to herein are, respectively, sections of, and Schedules and Exhibits to, this Agreement. The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

8.10    Fees and Expenses. Whether or not the Transactions are consummated, all fees and expenses incurred by any party in connection with this Agreement and the Transactions will be borne solely and entirely by the party that has incurred the same.

8.11    Governing Law. This Agreement will be governed by, and construed in accordance with, the internal laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflict of laws.

8.12    Equitable Relief.

(a)Buyer agrees that: (i) any breach of its obligation to consummate the Transactions on the Closing Date following satisfaction (or, as applicable, waiver by Buyer) of the conditions to Closing set forth in section 5.01 and section 5.03 will result in irreparable injury to Seller for which a remedy at law would be inadequate and (ii) in addition to any relief at law that may be available to Seller for such breach and regardless of any other provision contained in this Agreement, Seller will be entitled to injunctive and other equitable relief as a court may grant, without the need to post a bond. This section 8.12 will not be construed to limit Seller's right to obtain equitable relief for other breaches of this Agreement under general equitable standards.

(b)Seller agrees that: (i) any breach of its obligation to consummate the Transactions on the Closing Date following satisfaction (or, as applicable, waiver by Seller) of the conditions to Closing set forth in section 5.01 and section 5.02 will result in irreparable injury to Buyer for which a remedy at law would be inadequate and (ii) in addition to any relief at law that may be available to Buyer for such breach and regardless of any other provision contained in this Agreement, Buyer will be entitled to injunctive and other equitable relief as a court may grant, without the need to post a bond. This section 8.12 will not be construed to limit Buyer's right to obtain equitable relief for other breaches of this Agreement under general equitable standards.

8.13    Miscellaneous. This Agreement will be binding upon and inure to the benefits of the parties hereto and their respective successors and assigns. Each party hereto intends that this Agreement will not benefit or create any right or cause of action in or on behalf of any Person other than the parties hereto. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile transmission or by electronic mail in PDF format will constitute effective execution and delivery of this agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile and by electronic mail in PDF format will be deemed to be their original signatures for all purposes.

8.14    Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other persons or circumstances, will not be affected thereby, and to such end, the provisions of this Agreement are agreed to be severable.

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IN WITNESS WHEREOF, the parties have executed this Asset Purchase Agreement as of the date first written above.

SELLER: CERTEGY CHECK SERVICES, INC. BY/s/ Srikanth Kothur Srikanth Kothur, President BUYER: GLOBAL PAYMENTS GAMING SERVICES, INC. BY/s/ David L. Green David L. Green, Authorized Signatory

Parent Guarantee

GLOBAL PAYMENTS INC., a Georgia corporation, effective as of the Closing, unconditionally and irrevocably guarantees each and every representation, warranty, covenant, agreement and obligation of Buyer, and the full and timely performance of Buyer's obligations (including all payment obligations), in each case under the provisions of this Asset Purchase Agreement. This is a guarantee of payment and performance and Parent acknowledges and agrees that this guarantee is full and unconditional, and no release or extinguishment of Buyer's obligations or liabilities (other than in accordance with the terms of this Agreement), whether by decree in any bankruptcy proceeding or otherwise, will affect the continuing validity and enforceability of this guarantee.

PARENT: GLOBAL PAYMENTS INC. BY/s/ David L. Green David L. Green, Executive Vice President and Corporate Secretary

INDEX

EXHIBITS

Exhibit	Title
Exhibit A	Form of Assignment and Assumption Agreement
Exhibit B	Form of Bill of Sale

SCHEDULES

Schedule	Title
1.01(c)	Assumed Contracts
1.01(h)	Designated Employees
1.01(u)	Top Fifty Customers
1.01(y)	Purchase Price Adjustment
1.01(aa)	Tangible Assets
2.02	No Conflict; Required Filings and Consents
2.03	Litigation
2.06	Absence of Copies
2.06(a)	Changes
2.06(b)	Defaults
2.07	Compliance
2.08	Assumed Contract Financial Information
4.01	Conduct Prior to Closing
5.03(c)	Material Consents
5.03(d)	Development Tasks

[Exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be furnished to the SEC upon request.]

DEFINED TERMS INDEX

Defined Term	Section Reference
Affiliate	1.01(a)
Agreement	Preamble
Assignment and Assumption Agreement	1.01(b)
Bankruptcy and Equity Exception	2.01(a)
Bankruptcy Code	3.05
Benefit Period	4.06(a)
Bill of Sale	1.01(d)
Business	Recital A
Business Day	1.01(e)
Buyer	Preamble
Buyer Checks	4.11(a)
Buyer Excluded Matter	6.03(d)
Buyer Indemnified Party	6.02(a)
Buyer Plans	4.06(b)
Closing	1.01(f)
Code	1.01(g)
Confidentiality Agreement	4.03
Deductible Amount	6.02(b)(i)
DOJ	1.01(i)
Encumbrance	1.01(j)
FTC	1.01(k)
Fundamental Representations	6.01
Fundamental Representations Termination Date	6.01
GAAP	1.01(l)
Governing Documents	1.01(m)
Government Authority	1.01(n)
HSR Act	1.01(o)
HSR Filings	1.01(p)
Indemnification Termination Date	6.01
Knowledge	1.01(q)
Law	1.01(r)
Losses	1.01(s)
Material Adverse Effect	1.01(t)
Permit	1.01(u)
Permitted Encumbrance	1.01(w)
Person	1.01(x)
Seller	Preamble
Seller Checks	4.11(a)
Seller Excluded Matter	6.02(d)
Seller Indemnified Party	6.03(a)
Supplement	4.12
Transactions	1.01(dd)
Transfer Taxes	4.09